Weibo Corporation

8/F, QIHAO Plaza, No. 8 Xinyuan S. Road

Chaoyang District, Beijing 100027

People’s Republic of China

August 18, 2023

VIA EDGAR

Ms. Jennifer Gowetski

Mr. Andrew Mew

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Weibo Corporation (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2022
Filed on April 27, 2023 (File No. 001-36397)

Dear Ms. Gowetski and Mr. Mew,

This letter sets forth the Company’s responses to the comments contained in the letter dated August 4, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 27, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2022

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 180

1.	We note your statement that you reviewed your register of members and public EDGAR filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on the Schedule 13Gs and Schedule 13D and the amendments thereto filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members as well as the Schedule 13Gs and Schedule 13D and the amendments thereto, other than Sina Corporation and Ali WB Investment Holding Limited, no shareholder beneficially owned 5% or more of the Company’s total outstanding shares as of March 31, 2023. Additionally, none of Sina Corporation and Ali WB Investment Holding Limited was owned or controlled by a governmental entity of mainland China based on the review of the public filings of these shareholders. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 18, 2023

In addition, the Company’s operating subsidiaries are wholly owned or controlled by the Company. Therefore, the governmental entities in mainland China do not have a controlling financial interest in these subsidiaries. Furthermore, as disclosed in the 2022 Form 20-F, Weibo Internet Technology (China) Co., Ltd. (“Weibo Technology” or the “WFOE”), an indirect wholly owned subsidiary of the Company, is the primary beneficiary of the VIEs and their subsidiaries. Weibo Technology has the power to direct the activities that most significantly affect the economic performance of the VIEs and receives the economic benefits of and absorb losses that potentially could be significant to the VIEs. As disclosed in the 2022 Form 20-F, the Company’s major VIEs are Beijing Weimeng Technology Co., Ltd. (“Weimeng”) and Beijing Weimeng Chuangke Investment Management Co., Ltd. (“Weimeng Chuangke”). The shareholders of Weimeng are natural persons and WangTouTongDa (Beijing) Technology Co., Ltd. WangTouTongDa (Beijing) Technology Co., Ltd. holds 1% of the registered capital of Weimeng. WangTouTongDa (Beijing) Technology Co., Ltd. is a subsidiary of a state-owned enterprise, China Internet Investment Fund Management Co., Ltd. China Internet Investment Fund Management Co., Ltd. is owned by several state-owned enterprises. As disclosed in the 2022 Form 20-F, the shareholders of Weimeng Chuangke are all natural persons. Therefore, the Company confirms that it has disclosed the percentage of shares of its consolidated operating entities owned by governmental entities in mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the VIEs.

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully advises the Staff that, based on its register of members as of March 31, 2023, its shareholders included: (i) JPMorgan Chase Bank, N.A., (ii) Sina Corporation, (iii) Ali WB Investment Holding Limited, and (iv) certain natural persons (including shareholdings through trust arrangement). JPMorgan Chase Bank, N.A. is the depositary of the Company’s ADS program and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders. The Company could only rely on the Schedule 13Gs and Schedule 13D and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is a governmental entity either in the Cayman Islands or mainland China. Based on the examination of the Schedule 13Gs and Schedule 13D and the amendments thereto filed by Sina Corporation and Ali WB Investment Holding Limited, as applicable, no governmental entities in the Cayman Islands or mainland China own shares of any of these entities. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands or mainland China own any share of the Company.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 18, 2023

The Company believes it is reasonable and sufficient to rely on its register of members, Schedule 13G filings and Schedule 13D filing and respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

In response to the Staff’s comment, the Company respectfully advises the Staff that as part of the Company’s annual compliance and reporting procedures for the 2022 Form 20-F filing, the Company has required all of its directors to complete a questionnaire, which seeks responses as to whether they are officials of the Chinese Communist Party. Each director has responded that he or she is not an official of the Chinese Communist Party in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire. Based on these certifications provided by its directors, the Company believes that none of the members of the board of directors of Weibo Corporation is an official of the Chinese Communist Party.

In addition, the Company respectfully submits that directors of the Company’s major consolidated foreign operating entities are either employees of the Company (or its subsidiaries or consolidated operating entities) (the “Company Affiliated Directors”) or Sina Corporation (or its subsidiaries or consolidated operating entities) (the “Sina Affiliated Directors”), except for one director of Weimeng. With respect to the Company Affiliated Directors, based on the employee files retained by the Company, the Company confirms that they are not officials of the Chinese Communist Party. With respect to the Sina Affiliated Directors, based on the Company’s confirmation with Sina Corporation on their retained employee files, it is confirmed that they are not officials of the Chinese Communist Party. With respect to the director of Weimeng who is neither an employee of the Company nor Sina Corporation, such director confirmed to the Company that he is not an official of the Chinese Communist Party. The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis of its submission.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 18, 2023

3.	Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

●	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, please provide this information in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s major consolidated foreign operating entities, which are disclosed in the corporate structure chart under Item 4. Information on the Company—C. Organizational Structure in the 2022 Form 20-F (page 117), are incorporated include mainland China, Hong Kong SAR, and the Cayman Islands. Based on the analysis in the response to Question 1, the Company confirms that (i) it has disclosed the percentage of shares of its consolidated operating entities owned by governmental entities in mainland China, and (ii) to the Company’s knowledge, no governmental entities in Hong Kong SAR or the Cayman Islands own shares of the Company’s consolidated foreign operating entities in the respective jurisdictions.

●	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required submission under paragraphs (b)(3) of Item 16I, the Company respectfully submits that, based on the analysis in the response to Question 1, the governmental entities in mainland China do not have a controlling financial interest in the Company’s consolidated foreign operating entities.

With respect to the required submission under paragraphs (b)(5) of Item 16I, the Company confirms that the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

*      *      *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 10 5898 3095 or the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom at +86 21 6193 8255 or yuting.wu@skadden.com.

Very truly yours,

/s/ Gaofei Wang
Gaofei Wang
Chief Executive Officer

cc:	Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP